UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 36521

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** (MM/DD/YY) AND ENDING **12/31/23** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Surety Financial Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3375 Park Avenue, Suite 3006
(No. and Street)

Wantagh	**NY**	**11793**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John J. Renck	**(516) 785-2355**	**jack@moneval.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road, Suite 1500	**Atlanta**	**Georgia**	**30326**
(Address)	(City)	(State)	(Zip Code)

05/05/2009	**3514**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John J. Renck**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Surety Financial Services, Inc.**, as of **December 31**, **2023**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

Notarized on 1/22/2024

Jennifer Wilson
Notary Public, State of New York
No. 01WI6331165
Qualified in Nassau County
Commission Expires October 5, 2027

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SURETY FINANCIAL SERVICES, INC.

Financial Statements
For the Year Ended December 31, 2023
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Surety Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Surety Financial Services, Inc. (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2005.

February 20, 2024
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Surety Financial Services, Inc.
Statement of Financial Condition
As of December 31, 2023

Assets

Cash	$	54,561
Accounts receivable		4,428
Other		429
Total Assets		**59,418**

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	12,303
Total Liabilities	12,303
Stockholder's Equity	47,115
Total Liabilities and Stockholder's Equity	$ 59,418

Surety Financial Services, Inc.
Statement of Operations
For the Year Ended December 31, 2023

Revenues		
Commissions	$	70,369
Forgiveness of Indebtedness - Related Party		5,708
Interest		80
Other		1,956
Total revenues		78,113
Expenses		
Compensation and benefits		57,033
Occupancy		11,776
Professional fees		10,415
Other		11,087
Total expenses		90,311
Net Loss	$	(12,198)

See accompanying notes

Surety Financial Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2023

Balance, December 31, 2022	$	59,313
Net loss		(12,198)
Balance, December 31, 2023	$	47,115

See accompanying notes

Surety Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows from Operating Activities:		
Net loss	$	(12,198)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in accounts receivable		(1,178)
Change in accounts payable and accrued expenses		12,009
Net Cash Used by Operating Activities		(1,367)
Net Decrease in Cash		(1,367)
Cash balance		
Beginning of year		55,928
End of year	$	54,561

SURETY FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2023

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Surety Financial Services, Inc. (the "Company") is a registered broker dealer organized under the laws of the state of New York. The Company is registered with the Securities and Exchange Commission, the securities commissions of appropriate states, and is a member of the Financial Industry Regulatory Authority. The Company received approval to operate as a licensed broker-dealer in 1986.

The Company's business is brokerage of marketable securities for institutional customers located throughout the United States. The Company operates from offices located in Wantagh, New York.

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash: The Company maintains its bank accounts in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company has elected S corporation status for income tax reporting purposes. Therefore, the income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue from Contracts with Customers: The Company introduces institutions to other broker dealers that buy and sell securities on behalf of the institutions. When the institutions enter into certain buy or sell transactions, the Company receives a portion of the commission. Commissions are recorded on the trade date (the date that the other broker dealer fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the institutional customer.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Accounts Receivable: Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads. No allowance for credit losses was determined to be necessary at December 31, 2023.

NOTE 2 - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $42,258 which was $37,258 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.29 to 1.00.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company occupies office space that it shares with a sister company, Monitoring and Evaluation Services, Inc. The Company pays all of the rent due to the landlord under a month-to-month lease held by the Company's stockholder. Rent expense for the year ended December 31, 2023, was approximately $11,776.

The Company pays for certain other shared costs and receives certain services from an employee of the sister company pursuant to an informal arrangement. There was no balance due to or from the sister company as of December 31, 2023 arising from this informal arrangement.

During 2023, the sister company paid for an operating expense on behalf of the Company for which the amount the sister company was entitled to be reimbursed was forgiven. This amount has been included as forgiveness of indebtedness revenue within the accompanying Statement of Operations.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE 4 - CONTINGINCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2023.

SUPPLEMENTAL INFORMATION

Surety Financial Services, Inc.

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of The Securities and Exchange Commission
As of December 31, 2023

Net Capital:

Total stockholder's equity	$	47,115
Less non-allowable assets:		
Accounts receivable		4,428
Other asset		429
Total non-allowable assets		4,857
Net capital before haircuts		42,258
Less haircuts		-
Net capital		42,258
Minimum net capital required		5,000
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		
Excess net capital	$	37,258
Aggregate indebtedness	$	12,303
Percentage of aggregate indetedness to net capital		29.11%

Reconciliation with the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2023.

There was no significant difference between net capital as reported in the Part IIA of Form X-17A-5, as amended, and the computation above.

Surety Financial Services, Inc.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.



EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 2, 2024

RUBIO CPA, PC
3500 Lenox Road NE
Suite 1500
Atlanta, Georgia 30326

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Surety Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2023.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: John J. Renck ________________________________

Name: John J. Renck

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Surety Financial Services, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Surety Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Surety Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Surety Financial Services, Inc. stated that Surety Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Surety Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Surety Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 20, 2024
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC